Exhibit 99.1

Highest Performances Announces Acquisition of an AI Humanoid Robot Hardware Manufacturer

GUANGZHOU, China, March 28, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), a leading third-party wealth management services provider in China, today announces that, on March 27, 2024, the Company entered into a second supplementary agreement (the “Supplementary Agreement II”) to the strategic framework agreement previously entered into with Singapore White Group Pte. Ltd. (“White Group”).

Pursuant to the Supplementary Agreement II, the Company will acquire 77.5% of the equity interests in Singapore White Lingjun Pte. Ltd. (“Singapore Lingjun”), a wholly-owned subsidiary of White Group. In exchange, the Company will issue an aggregate of 20,758,929 American Depositary Shares (“ADSs”), equivalent to 31,138,394 ordinary shares of the Company, to White Group. The shares consideration paid by the Company was determined based on the price equivalent to 80% of the average closing price of its ADSs for the 20 trading days preceding the signing date. The Company expects to complete the transaction by the end of June 2024, subject to customary closing conditions. Upon completion of the transaction, the total number of outstanding ordinary shares of the Company is estimated to be 403,685,932, representing 269,123,954 ADSs. White Group is expected to be interested in approximately 7.7% of the Company’s enlarged share capital giving effect to the transaction.

Through its subsidiary, Singapore White Lingjun Pte. Ltd. has been dedicated to developing and manufacturing world-class quality, affordable artificial intelligence (“AI”) Humanoid hardware products with proprietary technology since 2014.

Singapore Lingjun’s Al Humanoid are crafted using advanced medical procedures, such as skin texture simulation technology, to provide hyper-realistic touch and feel. Utilizing high-grade medical silicone for the entire body structure and proprietary tempered materials for skeletal architecture ensures lightweight, deformation resistance, realistic muscle touch, and durability against mold and viruses. The products can be widely applied in various fields, including elderly care, medical school teaching, and assisting individuals with physical disabilities.

In elderly care, Singapore Lingjun’s AI Humanoids are outfitted with cutting-edge artificial intelligence and emotion recognition technology, which enables them to engage in simple communication and recreational activities with the elderly, as well as assist with household care tasks, such as dietary management and medication reminder services. Fitted with sensors and monitoring equipment, they can promptly monitor the physiological indicators and activities of the elderly. Upon detecting any irregularities, relevant parties are promptly notified, thus safeguarding the health and safety of the elderly.

Furthermore, their products are extensively utilized in medical schools worldwide as teaching aids, assisting medical students in mastering more precise pathological diagnoses and treatment plans.

The simulated robot products developed by Singapore Lingjun include highly realistic ears, noses, limbs, and chests. They help individuals regain confidence and enhance their quality of life by addressing physical deformities resulting from accidents, pathology, or congenital factors.

About Highest Performances

Established in 2010 and listed on Nasdaq in 2019, Highest Performances, formerly known as Puyi Inc. under ticker symbol of “PUYI”, is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients. It currently owns 50.1% of Fanhua Inc.’s equity interests, a leading comprehensive financial services provider in China.

Through Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Highest Performances, it holds licenses for both securities and futures business and fund distribution. Highest Performances has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Highest Performances offers a comprehensive service ecosystem tailored for high-net-worth clients, including insurance brokerage services, trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Highest Performances uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Highest Performances’ expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Highest Performances’ goals and strategies; Highest Performances’ future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Highest Performances serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Highest Performances with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Highest Performances’ filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Highest Performances undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Investor Relations

Tel: +86-20-28866499

Email: ir@puyiwm.com